UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number 000-51778

EMISSION DIFFERENTIALS LTD.
(Translation of registrant's name into English)

#101, 435-4 Avenue SW., Calgary, Alberta T1P 3A8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20F or Form 40F.
Form 20F    X  	Form 40F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the
 Form  6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934. ___ Yes    No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.



DOCUMENTS INCLUDED AS PART OF THIS REPORT

10.1
Purchase and Sale Agreement dated September 25, 2007


Material Agreement
On September 25, 2007, Emission Differentials Ltd. (the "Registrant") approved a purchase and sale agreement to purchase certain assets of Apar, Inc. in exchange for 23,390,808 voting common shares of the Registrant and the acceptance of certain liabilities of Apar, Inc.

Exhibit 10.1- Purchase and Sale Agreement dated September 25,
2007 between the  Registrant and Apar, Inc.



SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Emission Differentials Ltd.
                                                (Registrant)

Date: September 27, 2007		By:  /s/ Steve Turcotte
      Name:  Steve Turcotte - Secretary and
CFO
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